UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

National Bank Holdings Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

633707104

(CUSIP Number)

August 10, 2015*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

☒     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The reporting person filing this Schedule 13G inadvertently did not file a report when originally due, but made this corrective filing when the oversight was discovered. Although the original Schedule 13G was not timely filed, the security ownership of the reporting person was otherwise disclosed on the reporting person’s filings made under Section 16 of the Securities Exchange Act of 1934 and also in the definitive Proxy Statement of National Bank Holdings Corporation filed on March 28, 2016. The ownership totals stated herein are current as of December 31, 2016.

13G

CUSIP No. 633707104

1. Names of Reporting Persons. G. Timothy Laney
2. Check the Appropriate Box if a Member of a Group (a)  (b) 
3. SEC Use Only
4. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,534,970
6. Shared Voting Power 0
7. Sole Dispositive Power 1,534,970
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,970
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 
11. Percent of Class Represented by Amount in Row (9) 5.5%
12. Type of Reporting Person IN

13G

CUSIP No. 633707104

ITEM 1.

(a) Name of Issuer: National Bank Holdings Corporation

(b) Address of Issuer's Principal Executive Offices: 7800 East Orchard Road, Suite 300, Greenwood Village, CO 80111

ITEM 2.

(a) Name of Person Filing: G. Timothy Laney

(b) Address of Principal Business Office, or if None, Residence: 7800 East Orchard Road, Suite 300, Greenwood Village, CO 80111

(c) Citizenship: USA

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 633707104

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,534,970

(b) Percent of class: 5.5%

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote 1,534,970

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,534,970

(iv) Shared power to dispose or to direct the disposition of 0

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_________ February 3, 2017________

(Date)

______/s/ G. Timothy Laney_________

(Signature)

_________G. Timothy Laney________

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.